

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2011

<u>Via E-mail</u>
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

  Re: Forest Laboratories, Inc.
    Definitive Additional Proxy Soliciting Materials
    Filed August 8, 2011 and August 11, 2011 by Icahn Capital LP et al.
    File No. 001-05438

Dear Mr. Weitzen:

  We have reviewed your filings and have the following comment.

1. We note your filing on August 11, 2011 in response to our letter dated August 9, 2011. You confirm that counsel consented to the filing of their opinions as soliciting materials under cover of Schedule 14A. Refer to Instruction 3 to Item 4 of Schedule 14A. Please provide us with your analysis of whether the firms are participants in the solicitation pursuant to Instruction 3(a)(vi) and if not, why you believe their activities fit within the exception outlined in Instruction 3(b)(iii).

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

       Sincerely,

       /s/ David L. Orlic

       David L. Orlic
       Special Counsel
       Office of Mergers and Acquisitions